

Ndeisceart Ventures

We would be very enthusiastic about our Fund investing in Prewrite as simply a disrupter in the screenwriting industry. Screenwriters have enthusiastically and universally embraced Prewrite since it launched. With that said, what we are extremely excited about is what we see as the potential reach of the platform in the business to business market place. Every business has a story. In many cases the success or failure of that business hinges on how effectively it can tell and control that story. As at it's core Prewrite "helps any creator across any medium craft compelling stories." We see an almost universal need and appetite for what Prewrite is offering every business.

Invested $100,000 this round

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